NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

Pan American Silver provides update on exploration drilling of the La Colorada Skarn

Vancouver, B.C. - February 24, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today provides results for 20 new infill and exploration holes, all of which contain multiple skarn and breccia intercepts.

N
E
4750 E
5000 E
5250 E
5500 E
5750 E
5750 N
5500 N
5250 N
D-62-03-21
D-62-01-21
D-73-02-21
D-62-02-21
S-73-21
D-71-01-21
D-73-01-21
D-71-02-21
D-71-03-21
D-01-03-21
D-107-09-21
D-107-08-21
D-66-01-21
D-66-02-21
D-21-02-21
D-66-03-21
D-21-01-21
U-83-21
S-21-21
D-95-04-21
Legend
Drillholes - Previously Released
Drillholes - This Release
Underground Workings

Plan view of drill hole covered in the news release dated February 23, 2022

“Drilling has improved our confidence in the mineralization to the east, west and south of the known skarn footprint, as reported in our November 10, 2021 news release,” said Christopher Emerson, Pan American's Vice President Business Development and Geology. “Drillhole S-73-21 confirmed high-grade mineralization more than 200 metres from S-71-21 with 78.55 metres of 76 g/t Ag, 0.36% Cu, 4.18% Pb and 9.55% Zn. To the west, U-83-21 confirmed high grade continuous mineralization, as previously indicated by hole U-05-21 and U-67-21.”
With 17,050 metres of drilling reported in this news release, the main focus in Q4 2021 was to infill and step out the drilling to the east, west and south sides of the skarn. In total, over 72,000 metres were drilled in 2021, which focused on infill and exploration to further define, expand and add confidence to the current inferred resource.
In 2022, Pan American plans to drill 55,000 metres at La Colorada for a cost of $18 million to $20 million to further explore and infill drill the skarn and adjacent veins. Pan American is aiming to provide an update to the August 4, 2020 mineral resource estimate for the La Colorada skarn concurrent with the release of its annual mineral reserve and mineral resource estimates around mid-year.
Drill Highlights Include:
•U-83-21: 322.85 m of 64 g/t Ag, 0.06% Cu, 1.92% Pb and 3.80% Zn, including 64.90 m of 178 g/t Ag, 0.06% Cu, 4.34% Pb and 6.28% Zn
•S-73-21: 78.55 m of 76 g/t Ag, 0.36% Cu, 4.18% Pb and 9.55% Zn, including 58.10 m of 91 g/t Ag, 0.46% Cu, 5.24% Pb and 11.45% Zn
•D-73-01-21: 159.00 m of 79 g/t Ag, 0.29% Cu, 2.25% Pb and 5.75% Zn, including 99.20 m of 112 g/t Ag, 0.45% Cu, 3.21% Pb and 8.07% Zn
•D-73-02-21: 47.65 m of 21 g/t Ag, 0.02% Cu, 1.54% Pb and 2.95% Zn, and 17.95 m of 38 g/t Ag, 0.04% Cu, 3.11% Pb and 4.00% Zn and 21.30 m of 27 g/t Ag, 0.18% Cu, 0.87% Pb and 3.94% Zn

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NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

•D-71-01-21: 44.65 m of 48 g/t Ag, 0.05% Cu, 3.06% Pb and 5.83% Zn, and 15.95 m of 100 g/t Ag, 0.28% Cu, 7.30% Pb and 7.07% Zn
•D-71-02-21: 113.9 m of 50 g/t Ag, 0.09% Cu, 2.74% Pb and 4.48% Zn, and 73.40 m of 46 g/t Ag, 0.20% Cu, 1.70% Pb and 6.29% Zn, and 54.50 m of 57 g/t Ag, 0.11% Cu, 3.46% Pb and 3.47% Zn
•D-71-03-21: 22.10 m of 60 g/t Ag, 0.09% Cu, 2.15% Pb and 3.20% Zn, and 55.10 m of 42 g/t Ag, 0.07% Cu, 1.16% Pb and 3.87% Zn and 191.85 m of 91 g/t Ag, 0.21% Cu, 4.80% Pb and 8.00% Zn
•D-62-02-21: 126.75 m of 39 g/t Ag, 0.12% Cu, 1.41% Pb and 2.91% Zn, including 24.10 m of 35 g/t Ag, 0.16% Cu, 2.56% Pb and 5.20% Zn
•D-21-02-21: 219.90 m of 59 g/t Ag, 0.20% Cu, 1.24% Pb and 3.82% Zn, including 91.30 m of 51 g/t Ag, 0.20% Cu, 2.05% Pb and 6.11% Zn
Exploration drilling to the east of the main skarn resource (reported on August 4 2020) discovered a new zone roughly 200 metres by 250 metres in area. This new zone is defined by new directional drill holes D-71-01/02/03, S-73-21 and D-73-01/02-21 that surround previously reported S-71-21. New drill holes in this area contain multiple mineralized skarn intercepts ranging from 20 to 191 metres wide. Drill hole D-71-03-21 contained several intercepts with one of which was 191.85 metres of 91g/t Ag, 0.21% Cu, 4.8% Pb and 8.00% Zn
To the west of the main skarn zone, U-83-21 extends mineralization from holes U-05-21 and 67-21 (reported on November 10, 2021). U-83-21 contains an intercept of 322 metres at 64 g/t Ag, 1.92% Pb and 3.8% Zn. Mineralization is now defined along a north to northwest trend, which remains open to further drilling.
Drilling to the south of the skarn resource has successfully expanded breccia-style mineralization over 100 metres southeast of D-95-03-21 with drill hole D-95-04-21 containing various breccia zones over a 200 metre drill length.
Summary of Drill Results
The following table provides the drill results for the La Colorada skarn deposit for the fourth quarter of 2021. Previous drill results not included in this table in this table are disclosed in Pan American’s news releases, which are referenced together with additional drilling information of the La Colorada skarn and available at https://www.panamericansilver.com/operations/exploration/la-colorada-skarn/. To view cross sections and plan, please see our website at panamericansilver.com.

Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu%	Pb %	Zn %
D-01-03-21	990.00	1013.25	23.25	22	0.11	1.46	3.12
and	1084.60	1100.15	15.55	59	0.15	2.83	3.57
and	1163.55	1290.60	127.05	53	0.15	0.88	3.56
Incl.	1163.55	1195.20	31.65	91	0.28	2.67	7.07
D-107-08-21	1135.65	1144.20	8.55	546	0.06	13.57	12.47
and	1412.35	1421.60	9.25	28	0.08	0.52	6.91
and	1549.95	1556.60	6.65	42	0.13	1.01	8.69
D-107-09-21	1144.65	1158.95	14.30	111	0.05	1.94	1.99
and	1339.65	1364.30	24.65	96	0.13	0.30	5.01
and	1459.05	1525.60	66.55	46	0.13	1.11	4.73
Incl.	1459.05	1503.00	43.95	57	0.15	1.61	5.62
D-21-01-21	1087.95	1112.90	24.95	55	0.09	1.01	1.52
and	1244.95	1251.75	6.80	22	0.16	2.03	4.01
and	1309.10	1395.70	86.60	34	0.17	1.09	2.55
D-21-02-21	1086.00	1118.20	32.20	47	0.26	1.12	2.07
and	1292.95	1512.85	219.90	59	0.20	1.24	3.82

PAN AMERICAN SILVER CORP.	2

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu%	Pb %	Zn %
Incl.	1316.90	1408.20	91.30	51	0.20	2.05	6.11
D-62-01-21	1057.85	1061.90	4.05	133	0.06	3.48	7.69
and	1184.25	1188.35	4.10	74	0.10	4.67	18.09
D-62-02-21	1049.90	1059.35	9.45	527	0.04	16.39	13.23
and	1224.20	1350.95	126.75	39	0.12	1.41	2.91
Incl.	1268.05	1292.15	24.10	35	0.16	2.56	5.20
and	1380.10	1387.30	7.20	41	0.17	1.08	4.82
D-62-03-21(2)	1367.65	1386.00	18.35	130	0.16	3.39	1.95
and	1401.90	1410.65	8.75	44	0.21	4.02	6.51
D-66-01-21	1414.75	1427.35	12.60	118	0.02	1.68	2.30
D-66-02-21	1420.85	1434.45	13.60	64	0.03	0.89	3.38
D-66-03-21	1141.45	1161.35	19.90	16	0.03	1.70	3.13
and	1422.10	1425.15	3.05	20	0.06	1.86	4.12
D-71-01-21(2)	1147.65	1192.30	44.65	48	0.05	3.06	5.83
and	1446.15	1462.10	15.95	100	0.28	7.30	7.07
D-71-02-21	1021.45	1025.80	4.35	43	0.09	1.12	3.41
and	1074.40	1096.20	21.80	35	0.06	1.70	3.02
and	1128.25	1242.15	113.90	50	0.09	2.74	4.48
Incl.	1128.25	1183.30	55.05	70	0.13	3.75	6.65
and	1288.40	1361.80	73.40	46	0.20	1.70	6.29
Incl.	1288.40	1303.40	15.00	100	0.54	1.77	17.01
and	1404.85	1459.35	54.50	57	0.11	3.46	3.47
Incl.	1438.75	1459.35	20.60	49	0.19	4.35	4.55
D-71-03-21(2)	856.00	878.10	22.10	60	0.09	2.15	3.20
and	1100.60	1155.70	55.10	42	0.07	1.16	3.87
and	1178.70	1370.55	191.85	91	0.21	4.80	8.00
Incl.	1189.85	1229.6	39.75	187	0.33	9.71	14.84
D-73-01-21(2)	1039.90	1198.90	159.00	79	0.29	2.25	5.75
Incl.	1039.90	1139.10	99.20	112	0.45	3.21	8.07
D-73-02-21	931.55	959.15	27.60	72	0.09	0.98	1.71
and	987.60	996.70	9.10	51	0.07	3.78	8.39
and	1023.45	1071.10	47.65	21	0.02	1.54	2.95
and	1234.50	1252.45	17.95	38	0.04	3.11	4.00
and	1432.40	1453.70	21.30	27	0.18	0.87	3.94
D-95-04-21(2)	1101.15	1193.80	92.65	44	0.09	1.46	2.09
and	1235.00	1261.50	26.50	21	0.08	0.93	2.22
S-73-21	1018.70	1097.25	78.55	76	0.36	4.18	9.55
Incl.	1028.75	1086.85	58.10	91	0.46	5.24	11.45
S-21-21	1409.40	1420.90	11.50	50	0.13	2.63	4.92
U-83-21	558.85	597.40	38.55	126	0.07	3.83	2.72
and	652.95	975.80	322.85	64	0.06	1.92	3.80
Incl.	652.95	717.85	64.90	178	0.06	4.34	6.28
Incl.	877.25	975.80	98.55	33	0.12	1.92	5.38

PAN AMERICAN SILVER CORP.	3

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

(1) True widths of the mineralized intervals are unknown at this time.
(2) Partial results received.
La Colorada Skarn - Drill Hole Collar Information

Drill Hole ID	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
D-01-03-21	5365.7	5404.4	2538.8	930.5	314.8	-72.1
D-107-08-21	5114.4	5573.5	2536.1	691.6	200.6	-85.2
D-107-09-21	5114.4	5573.5	2536.1	615.4	198.5	-88.0
D-21-01-21	5279.5	5327.5	2557.0	634.4	285.9	-81.5
D-21-02-21	5279.5	5327.5	2557.0	638.7	321.9	-75.3
D-62-01-21	5996.9	5753.7	2554.7	758.4	233.4	-83.1
D-62-02-21	5996.9	5753.7	2554.7	717.9	188.6	-81.2
D-62-03-21	5996.9	5753.7	2554.7	768.7	265.9	-85.0
D-66-01-21	5060.5	5509.3	2511.2	1067.4	195.0	-84.2
D-66-02-21	5060.5	5509.3	2511.2	591.8	144.0	-80.1
D-66-03-21	5060.5	5509.3	2511.2	595.4	146.9	-72.4
D-71-01-21	6004.3	5588.6	2529.3	791.0	259.0	-84.8
D-71-02-21	6004.3	5588.6	2529.3	707.8	228.8	-82.9
D-71-03-21	6004.3	5588.6	2529.3	779.8	179.0	-82.8
D-73-01-21	5798.7	5607.7	2578.1	993.9	106.6	-86.3
D-73-02-21	5798.7	5607.7	2578.1	806.6	87.3	-77.8
D-95-04-21	5403.1	5126.1	2549.6	841.8	66.5	-73.7
S-21-21	5279.5	5327.5	2557.0	1453.0	172.0	-87.6
S-73-21	5798.7	5607.7	2578.1	1582.4	210.2	-89.3
U-83-21	4844.1	5317.3	1995.3	1083.4	282.4	-87.6
Total length				17049.7

General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release, were prepared and analyzed by SGS in Durango, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to SGS demonstrate acceptable accuracy and precision. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future Mineral Resource and Mineral Reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. SGS is independent from Pan American.
Mineral Resources and Mineral Reserves are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. No Mineral Reserves have yet been estimated for the Skarn deposit.
See the Company's Annual Information Form dated February 23, 2022, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's Mineral Reserves and Mineral Resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of NI 43-101.

PAN AMERICAN SILVER CORP.	4

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

Pan American Silver Corp is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American Silver provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the timing for, and anticipated results of, any exploration or development programs at the Company’s La Colorada property, including the potential for further definition or expansion of the mineral resource in the future; the timing of any update to the initial resource estimate and the results of any such update; the ability of the Company to complete additional skarn project studies, including the review of alternative mining methods, and the results of any such studies; and the potential generation of minerals and the quality thereof.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the COVID-19 virus and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of Mineral Reserves as

PAN AMERICAN SILVER CORP.	5

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, Mineral Reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''Measured Resources'', ''Indicated Resources'', and ''Inferred Resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''Reserves'' are not the same as those of the SEC, and Mineral Reserves reported by the Company in compliance with NI 43-101 may not qualify as ''Reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "Measured Resource" or "Indicated Resource" will ever be converted into a "reserve". U.S. investors should also understand that "Inferred Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "Inferred Resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "Inferred Resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP.	6